EX—FILING FEES

Calculation of Filing Fee Tables

Schedule TO

(Form Type)

North Haven Private Income Fund LLC

(Exact Name of Registrant as Specified in its Charter)

Table 1: Transaction Valuation

	Transaction Valuation		Fee rate	Amount of Filing Fee
Fees to Be Paid	$147,358,897.60	(1)	0.008700%	$12,820.22	(2)
Fees Previously Paid				—
Total Transaction Valuation	$147,358,897.60
Total Fees Due for Filing				$12,820.22
Total Fees Previously Paid				—
Total Fee Offsets				—
Net Fee Due				$12,820.22

(1) Calculated solely for purposes of determining the amount of the filing fee. This amount is based upon the offer to purchase up to 8,353,679 Class S Units of North Haven Private Income Fund LLC at a price equal to $17.64 per unit, which represents the Company’s net asset value as of September 30, 2026.

(2) Calculated at $87.00 per $1,000,000 of the transaction value.